SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 12, 2014

On March 12, 2014, at 12:00 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. The Chief Executive Officer, Carlos Fadigas de Souza Filho, Officers Gustavo Valverde, Mario Augusto da Silva, Marcelo Cerqueira, Luciano Guidolin and Decio Oddone and Messrs. Roberto Bischoff, Fernando Musa and Guilherme Furtado, were also present. Board Members Marcelo Bahia Odebrecht, Almir Guilherme Barbassa and Luiz de Mendonça were absent, with the former two replaced by Board Members Newton Sergio de Souza and Antonio Aparecida de Oliveira, pursuant to the representation letters granted in accordance with article 24, paragraph 2, of the Company Bylaws, and the latter was replaced by his respective alternate, Paulo Oliveira Lacerda de Melo. In the absence of the Chairman of the Board of Directors, the Vice-Chairman, Mr. Jose Carlos Consenza, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy and related documentation of which were sent in advance for knowledge of the Board Members, as set out in its Internal Rules and which shall remain duly filed at the Company’s principal place of business, the following deliberation was unanimously approved  by the attendees pursuant to the terms and conditions set out in the respective PD:  PD.CA/BAK – 02/2014 – Amendment to the Agreement for the Purchase and Sale of Aliphatic Solvents between quantiQ and Petrobras. II) Subjects for Acknowledgement:  presentations/reports were given by the respective individuals responsible for the following matters: a)  Process for acquisition of Solvay Indupa S.A.I.C; b) Comperj Project; c) Ethylene XXI Project; d) Ascent Project; and e) Logistics of Braskem Liquids and Gases. III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, March 12, 2014. Sgd: José Carlos Consenza– Chairman; Marcella Menezes Fagundes – Secretary; Marcelo Bahia Odebrecht (by Newton Sergio de Souza); Álvaro Fernandes da Cunha Filho; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa (by Antonio Aparecida de Oliveira); José Alcides Santoro Martins; Marcela Aparecida Drehmer Andrade; Newton Sergio de Souza; Patrick Horbach Fairon; Paulo Oliveira Lacerda de Melo and Roberto Zurli Machado.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 12, 2014

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.